SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2009
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Notice of Annual and Special Meeting of Shareholders, dated May 12, 2009.
2	Management Information Circular, dated May 12, 2009.
3	Form of Proxy for Annual and Special Meeting of Shareholders to be held June 24, 2009.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1201, 8 King Street East, Toronto, Ontario M5C 1B5

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and special meeting of the shareholders (the “Meeting”) of Crystallex International Corporation (the “Corporation”) will be held at 9:00 a.m. (Toronto time) on Wednesday, June 24, 2009 at the Esso Theatre, Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario M5E 1X8 for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2008 together with the auditors’ report thereon;

2.	to appoint auditors of the Corporation and to authorize the board of directors of the Corporation to fix their terms of engagement and remuneration;

3.	to elect directors of the Corporation;

4.	to consider and, if thought advisable, to approve, by means of an ordinary resolution, a new incentive share option plan;

5.	to consider and, if thought advisable, to approve by means of an ordinary resolution, the continuation of the Corporation’s shareholder rights plan; and

6.	to vote with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the meeting or any adjournment thereof.

The board of directors of the Corporation has fixed the close of business on May 11, 2009 as the record date for determining the shareholders of the Corporation entitled to receive notice of and to vote at the Meeting and any adjournment thereof.

The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

A copy of the annual report of the Corporation containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2008 together with the auditors’ report thereon accompanies this Notice.

Shareholders are entitled to appoint a proxy to attend and act on their behalf at the Meeting.  Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting are requested to complete, sign and return the accompanying form of proxy in accordance with the instructions set out therein and in the accompanying Circular.

DATED:  May 12, 2009.

BY THE ORDER OF THE BOARD OF DIRECTORS
“Robert A. Fung”
Robert A. Fung
Executive Chairman and Chief Executive Officer

Document 2

MANAGEMENT INFORMATION CIRCULAR

May 12, 2009

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

VOTING INFORMATION	1
Solicitation of Proxies	1
Date of Information in Circular	1
Voting Shares and Principal Shareholders	1
Currency and Exchange Rate	1
Who Can Vote	1
Voting By Registered Shareholders	2
Voting By Non-Registered Shareholders	3

BUSINESS OF THE MEETING	4
Receipt of Financial Statements	4
Appointment of Auditors	4
Election of Directors	4
Approval of New Incentive Share Option Plan	6
Continuation of Shareholder Rights Plan	9

STATEMENT OF EXECUTIVE COMPENSATION	13
Compensation Discussion and Analysis	13
Performance Graph	14
Option-Based Awards	14
Summary Compensation Table	14
Outstanding Share-Based Awards and Option-Based Awards	15
Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year	17
Pension Plan Benefits	17
Termination of Employment, Change in Responsibilities and Employment Contracts	17
Report on Executive Compensation	18
Director Compensation	19
Outstanding Share-Based Awards and Option-Based Awards	20
Directors and Officers Insurance	21

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	21

EQUITY COMPENSATION PLANS	21
Former Incentive Share Option Plan	22
Former SOP Activity	23
Directors’ Remuneration Plan	23
Directors’ Remuneration Plan Activity	24
Summary Information	24

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	25

AUDIT COMMITTEE INFORMATION	25

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	25

MANAGEMENT CONTRACTS	25

OTHER MATTERS	25
Shareholder Proposals	25
Glossary	25
Additional Information	26

BOARD APPROVAL	26
Schedule A CORPORATE GOVERNANCE DISCLOSURE	1

Schedule B CHARTER OF THE BOARD OF DIRECTORS	1

Schedule C COMPARISON TO CANADIAN CORPORATE GOVERNANCE REQUIREMENTS	1

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1201, 8 King Street East, Toronto, Ontario M5C 1B5
Telephone: (416) 203-2448

VOTING INFORMATION

Solicitation of Proxies

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by management of Crystallex International Corporation (the “Corporation”) for use at the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular.  The solicitation of proxies will be primarily by mail, but proxies may also be solicited by telephone, in writing or in person by the directors, officers and employees of the Corporation or by agents appointed by the Corporation.  The cost of the solicitation of proxies will be borne by the Corporation.

Date of Information in Circular

Information contained in this Circular is given as at May 12, 2009 unless otherwise indicated.

Voting Shares and Principal Shareholders

The Corporation is authorized to issue an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As at the date of this Circular, there were 294,817,719 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE Amex under the symbol “KRY”.

Other than as set forth below, as at the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owns or controls or directs, directly or indirectly, securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

Name & Municipality of Residence	Type of Ownership	Number and Percentage of Common Shares as at November 30, 2008
Tradewinds Global Investors, LLC Los Angeles, California, USA(1)	Beneficial	44,569,218 (15.12%)(2)

Notes:

(1)	Based on information contained in a report filed by Tradewinds Global Investors, LLC under the Alternative Monthly Reporting System of National Instrument 62-103 as at November 30, 2008.
(2)	Based on a total of 294,817,719 issued and outstanding Common Shares as at the date of this Circular.

Currency and Exchange Rate

The noon buying rate of exchange on May 12, 2009, as quoted by the Bank of Canada for Canadian dollars was CAD$1.00 per US$0.8565.

Who Can Vote

Unless a poll is requested or required, voting at the Meeting will be by a show of hands with each shareholder having one vote. If a poll is requested or required, shareholders will have one vote for each common share of the Corporation held by them. Unless otherwise indicated, a simple majority of the votes cast is required to approve a resolution at the Meeting.

May 11, 2009 is the record date to determine shareholders who are entitled to receive notice of and to vote at the Meeting.  Registered shareholders at the close of business on that date will be entitled to vote at the Meeting.  You are a registered shareholder if your name appears on your share certificate.

Each Common Share entitles the holder to one vote in respect of the vote taken at the Meeting.  In respect of matters properly brought before the Meeting pertaining to items of business affecting them, each shareholder is entitled to one vote for each Common Share they hold.

Voting By Registered Shareholders

The following instructions are for registered shareholders only. If you are a non-registered shareholder, please see “Voting by Non-Registered Shareholders” below and follow your intermediary’s instructions on how to vote your Common Shares.

Only registered shareholders may vote at the meeting. Registered shareholders who attend the Meeting may vote the Common Shares registered in their names on resolutions put before the Meeting. To ensure your vote is counted, complete and return the enclosed form of proxy as soon as possible even if you attend the Meeting in person. Even if you return a proxy, you can attend the Meeting and your vote can be taken and counted at the Meeting. Please register your attendance with the scrutineer, CIBC Mellon Trust Company, upon your arrival at the Meeting.

If you are a registered shareholder but do not plan to attend the Meeting, you may vote by using a proxy to appoint someone to attend the Meeting as your proxyholder. A proxy is a document that authorizes another person to attend the Meeting and cast votes at the Meeting on behalf of a registered shareholder. If you are a registered shareholder, you can use the accompanying form of proxy. You may also use any other legal form of proxy.

Your proxyholder is the person you appoint to cast your votes for you at the Meeting. The persons named in the enclosed form of proxy are executive officers or directors of the Corporation. You may choose those individuals or any other person to be your proxyholder. Your proxyholder does not have to be a shareholder. If you want to authorize an executive officer or director of the Corporation as your proxyholder, please leave the line near the top of the proxy form blank, as their names are pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the enclosed proxy form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation of the Meeting that may occur if the Meeting is adjourned.

If you mark on the proxy how you want to vote on a particular issue (by checking FOR, AGAINST OR WITHHOLD, as applicable), your proxyholder must vote your Common Shares as instructed. If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder is entitled to vote your Common Shares as he or she sees fit. If your proxy does not specify how to vote on any particular matter, and if you have authorized an executive officer or director of the Corporation to act as your proxyholder, your Common Shares will be voted at the Meeting FOR the Resolution.

If any amendments are proposed to a resolution, or if any other matters properly arise at the Meeting, your proxyholder can vote your Common Shares and as he or she sees fit. The Notice of Meeting sets out all the matters to be presented at the Meeting that are known to management as of the date of this Circular.

To be valid, a proxy must be filled out, correctly signed (exactly as your name appears on the share certificate representing the Common Shares) and deposited with CIBC Mellon Trust Company, Proxy Department by mail using the return envelope accompanying the Notice of Meeting to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1, by hand delivery to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6, or by facsimile to 416-368-2502 not later than 5:00 p.m. (Toronto time) on June 22, 2009 (or no later than 5:00 p.m. on the day (excluding Saturdays, Sundays and holidays) before any reconvened meeting if the Meeting is adjourned or postponed).

If you want to revoke a proxy after you have delivered it, another properly executed proxy bearing a later date should be delivered by you as set out above, or you can deposit an instrument in writing executed by you or your attorney authorized in writing or by transmitting a revocation, that is in any case received:

•	at the registered office of the Corporation by 5:00 p.m. (Toronto time) on the last Business Day preceding the date of the Meeting, or any postponement(s) or adjournment(s) of the Meeting, or

•
with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) of the Meeting, or in any other way permitted by law.

If you revoke a proxy and do not replace it with another proxy that is properly deposited, you may still vote Common Shares registered in your name in person at the Meeting.

Voting By Non-Registered Shareholders

You may be a non-registered shareholder (as opposed to a registered shareholder) if your Common Shares are held on your behalf, or for your account, by an intermediary, such as a broker, an investment dealer, a bank or a trust company. In accordance with Canadian securities law, the Corporation has distributed copies of the meeting materials to intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the meeting materials to non-registered shareholders unless a non-registered shareholder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to non-registered shareholders.

Non-registered shareholders will receive either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit non-registered shareholders to direct the voting of the Common Shares they beneficially own. Non-registered shareholders should follow the procedures set out below, depending on which type of form they receive.

(a)
Voting Instruction Form. In most cases, a non-registered shareholder will receive, as part of the meeting materials, a voting instruction form. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the non-registered shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

or

(b)
Forms of Proxy. Less frequently, a non-registered shareholder will receive, as part of the meeting materials, forms of proxy that have already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered shareholder but which is otherwise uncompleted. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered shareholder’s behalf), the non-registered shareholder must complete a proxy and return it to the Corporation’s transfer agent, CIBC Mellon Trust Company, as described above.  If a non-registered shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the non-registered shareholder must strike out the names of the persons named in the proxy and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided and return the proxy in accordance with the instructions provided by the intermediary.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Please Complete Your Proxy or Proxies

Whether or not you plan to attend the Meeting, the management of the Corporation, with the support of the board of directors, requests that you fill out your proxy or proxies to ensure your votes are cast at the Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management, and the associated costs will be borne by the Corporation.

BUSINESS OF THE MEETING

Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2008 and accompanying auditors’ report thereon will be presented at the Meeting. Receipt of the audited consolidated financial statements of the Corporation together with the auditors’ report thereon at the Meeting will not constitute approval or disapproval of any matters referred to therein.

Appointment of Auditors

At the Meeting, the management of the Corporation proposes to nominate PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation on terms of engagement and at remuneration to be fixed by the board of directors of the Corporation (the “Board”).  PricewaterhouseCoopers LLP has acted as the Corporation’s auditors since June 28, 2007.

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation for the year ending December 31, 2009, and to authorize the Board to fix the auditors’ terms of engagement and remuneration.

Election of Directors

The articles of the Corporation provide that the Corporation shall have a minimum of one director and a maximum of ten directors. The articles also provide that the actual number of directors within the specified minimum and maximum may be determined from time to time by resolution of the Board. The Board has fixed the number of directors of the Corporation, within the specified minimum and maximum, at eight. The term of office of each of the current directors expires on the election of directors at the Meeting.

Management of the Corporation intends to nominate the individuals named below for election as directors of the Corporation. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the election of the proposed nominees as directors of the Corporation. The Corporation has not received notice, and management of the Corporation is not aware, of any other nominees for election as directors of the Corporation.

Management does not expect that any of the nominees will be unable to serve as director but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy will vote for another nominee of management if presented, or to reduce the number of directors accordingly, in their discretion, unless discretionary authority is denied in the form of proxy.

The table below sets out the following information for each proposed nominee: (a) name and province or state and country of residence and position with the Corporation; (b) principal occupation during the past five years; (c) the period during which the individual has served as a director; (d) the number of Common Shares beneficially owned or controlled or directed; directly or indirectly; and (e) the Board committees of which the individual is a member.

Name, Residence and Position with Corporation(1)	Principal Occupation During the Past 5 Years (1)	Director Since	Number of Common Shares Beneficially Owned or Controlled or Directed, Directly or Indirectly(1)

Robert A. Fung(3)(6) Ontario, Canada Chair of the Board and Director	Advisor, Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.)	December 3, 1996	19,500

Gordon M. Thompson(3)(6) Ontario, Canada	Former President & CEO, Crystallex International Corporation; Senior Vice-President, Corporate Development, Sentry Select Capital Corp.	February 1, 2007	2,000

Michael J. H. Brown(3)(4)(5)(6) Ontario, Canada Director	Principal, Capital Markets Advisory Division, Acer Resource Financial Management Inc.	October 10, 2002	104,260

C. William Longden(2) (6) Ontario, Canada Director	Vice Chairman, MMM Group Limited	July 25, 2000	115,287

Harry J. Near (2)(5) Ontario, Canada Director	President, Near Consultants & Associates; Principal, The Earnscliffe Strategy Group	May 5, 1997	192,683

Marc J. Oppenheimer(3)(6) New Jersey, United States of America Director	President, Octagon Assoc. Inc.; Chief Operating Officer, Chief Financial Officer and Treasurer of IDT Corporation; Executive Vice President of Kenmar Global Investment Management Inc.	February 20, 1995	535,282

Johan C. van’t Hof(2)(3) Ontario, Canada Director	President, Tonbridge Corporation	March 12, 2004	45,739

Armando F. Zullo (4)(5) British Columbia, Canada Director	President, A.F. Zullo & Company Ltd.	December 3, 1996	111,902

Notes:

(1)
Information on the province or state and country of residence, the principal occupation and the number of Common Shares beneficially owned or controlled or directed, directly or indirectly, by each proposed nominee is not within the knowledge of management of the Corporation and has been furnished by the proposed nominee. The number of Common Shares beneficially owned or controlled or directed, directly or indirectly, by each proposed nominee is as at the date of this Circular.

(2)	Member of the Audit Committee.

(3)	Member of the Finance and Risk Management Committee.

(4)	Member of the Corporate Governance Committee.

(5)	Member of the Nominating and Compensation Committee. Johan van’t Hof was replaced by Harry J. Near as a member of the Nominating and Compensation Committee effective June 25, 2008.

(6)	Member of the Environment, Health and Safety and Operations Committee.

Other than as described below, no director or senior officer of the Corporation is, at the date of this Circular, or has, within ten years prior to the date of this Circular:

(a)
been a director, chief executive officer or chief financial officer of any company that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted form an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
been a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Other than as described below, no director or senior officer of the Corporation is, at the date of this Circular, or has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

In connection with a proposal with certain creditors filed on February 29, 2008, Mr. Fung has reached a settlement with these creditors on March 12, 2009.

Approval of New Incentive Share Option Plan

Background of the New Incentive Share Option Plan

The Board of Directors of the Corporation has concluded that it would be in the Corporation’s best interest to adopt a new incentive share option plan (the “New Share Option Plan” or “New SOP”), subject to approval by the shareholders of the Corporation.  At the Meeting, shareholders of the Corporation will be asked to approve the New Share Option Plan.  Since June 2008, the Corporation has not had options available to issue under its previously approved share option plan.

The purpose of the New Share Option Plan is to provide certain directors, officers and key employees of the Corporation and certain other persons who provide services to the Corporation (“eligible persons”) with an opportunity to purchase Common Shares and benefit in any appreciation in the value of the Common Shares.  This is intended to provide an increased incentive for eligible persons to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals in the service of the Corporation. Approval of the New Share Option Plan is in the best interest of the Corporation for the following additional reasons:

•
The issuance of share options for the above purposes is an accepted and customary compensation arrangement in the mineral resource industry.  Share options increase the alignment of interests between a company and its management employees and service providers.

•	The inability to award share options places the Corporation in a disadvantaged position relative to its competitors to attract and retain top talent.

•
The Corporation’s current inability to issue options has resulted in an additional drain on cash resources that would otherwise be more efficiently deployed to further the economic interests of the business of the Corporation and all of its shareholders.

The Corporation believes its business depends on its ability to attract and keep talented employees.  Share options remain a key compensation element as a means of attracting, retaining and motivating directors, officers, consultants and key employees necessary for its continued growth and success.  The inability to award share options places the Corporation at a disadvantage against other companies which can award share options and against which the Corporation competes to secure highly skilled employees.  Share options are an integral part of compensation currency that reduces the need to compensate management employees and service providers using the Corporation’s cash reserves.  The Corporation also believes that share options are an incentive to tie the performance of its management employees and service providers to its share price, thus increasing shareholder value.

The shareholders of the Corporation previously approved the Corporation’s incentive share option plan (the “Former Incentive Share Option Plan” or “Former SOP”) in June 2002. Subsequently, shareholders of the Corporation approved an amendment to the Former SOP to increase the maximum number of Common Shares issued and issuable under the Former SOP in June 2005, and certain amendments to the Former SOP relating to blackout periods, cashless exercise and the addition of detailed amendment provisions in June 2007. Effective June 24, 2008, the Corporation ceased to grant options under the Former SOP. The Former SOP provided that the maximum number of Common Shares issuable under the Former SOP be equal to 10% of the issued and outstanding Common Shares from time to time. As at the date of this Circular, options to purchase an additional 10,517,522 Common Shares under the Former SOP were outstanding. No additional options to acquire Common Shares are available for grant under the Former SOP. For additional information concerning the Former Incentive Share Option Plan please see “Equity Compensation Plans - Former Incentive Share Option Plan”.

There will be no change to the terms of the above-described options issued and outstanding under the Former SOP and no consolidation of the options already granted under the Former SOP will be made into the New SOP.

Summary of Material Terms of the New Share Option Plan

There is a maximum of 8,000,000 Common Shares reserved for issuance under the New SOP, representing approximately 2.7% of the issued and outstanding Common Shares as at the date of this Circular.  The New SOP provides that any one individual cannot receive options under the SOP which will entitle such individual to receive more than 5% of the issued and outstanding Common Shares of the issuer.  The New SOP limits insider participation such that the number of Common Shares reserved for issuance at any point in time and issued to insiders over any one year period, under the New SOP and any other security-based compensation arrangement, does not exceed 10% of issued and outstanding Common Shares.

The Board will set the term of options granted under the New SOP and such term cannot exceed 10 years. The Board fixes the vesting terms it deems appropriate when granting options.  The exercise price and the exercise periods of options granted under the New SOP are determined at the time of grant.  The New SOP provides that exercise price of options may not be lower than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant.  Previously granted options under the New SOP will be available for re-allocation if they expire or are cancelled prior to their exercise. If the holder of an option ceases to be an eligible person for any reason (including termination of their employment with the Corporation for cause), unless otherwise determined or provided in an employment agreement between the holder and the Corporation, all unvested options held by the holder expire and all vested options held by the holder must be exercised, in the case of death, within the lesser of the remainder of the exercise period and 24 months after the holder ceased to be an eligible person and, in all other cases, during the remainder of the exercise period.  Options may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant.

The Corporation does not provide financial assistance to holders of options to facilitate the purchase of Common Shares on the exercise of their options. Options granted under the New SOP may be transferred only on death and are exercisable during the lifetime of the holder only by the holder and after the death of the holder only by the holder’s legal representative.

The New SOP permits the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Corporation. The New SOP also provides the Board with the flexibility to permit eligible participants in the New SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Corporation.

The Board may amend or terminate the New SOP at any time in accordance with its terms subject to any applicable regulatory or other approvals. The Board has the discretion to make amendments which it may deem necessary, without having to obtain shareholder approval.  Such changes include, without limitation:

(a)	minor changes of a “house-keeping” nature;

(b)
amending options under the New SOP, including with respect to the option period (provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, exercise price or purchase price, assignability and effect of termination of a participant’s employment or cessation of the participant’s directorship;

(c)	changing the class of participants eligible to participate under the New SOP;

(d)
advancing the date on which any option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date the option is granted;

(e)	changing the terms and conditions of any financial assistance which may be provided by the Corporation to participants to facilitate the purchase of Common Shares under the New SOP; and

(f)	amending a cashless exercise feature, payable in cash or securities, whether or not providing for a full deduction of the number of underlying Common Shares from the New SOP reserve.

Notwithstanding the amendment provisions contained in the New SOP, approval of the shareholders of the Corporation will be required in the case of (i) any amendment to the amendment provisions of the New SOP, (ii) any increase in the maximum number of Common Shares issuable under the New SOP, (iii) any reduction in the exercise price or any extension of the term of outstanding options, and (iv) any changes to the insider participation limits which result in the security holder approval to be required on a disinterested basis, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX. No amendment or termination of the New SOP may change any rights of a holder of options without the consent of the holder.

The full text of the New Share Option Plan will be available for review at the Meeting.

Shareholder Approval

The Board of Directors of the Corporation has determined that the adoption of the New Share Option Plan is in the best interest of the Corporation and recommends that shareholders vote in favour of the following resolution:

“BE IT RESOLVED THAT:

1.	the adoption of the Corporation’s New Share Option Plan be and is hereby ratified, confirmed and approved; and

2.
any director or officer of the Corporation is hereby authorized and directed, for and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”

Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote “For” the resolution to approve the New Share Option Plan as set out above.

Continuation of Shareholder Rights Plan

Background to the Rights Plan

Effective June 22, 2006, the Board voted to adopt the shareholder rights plan (the “Rights Plan”) replacing the Corporation’s original shareholder rights plan which had been in place since 1997 and expired upon the termination of the Corporation’s 2006 annual and special meeting of shareholders held on the same date. The Rights Plan is contained in an agreement (the “Rights Agreement”) entered into with CIBC Mellon Trust Company, the Corporation’s transfer agent. The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for the Corporation and to provide the Board and shareholders with sufficient time to fully consider any unsolicited take-over bid. The Rights Plan also provides the Board with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a take-over bid.  Shareholders of the Corporation approved, confirmed and ratified the Rights Agreement at the annual and special meeting of shareholders held on October 30, 2006.

Objectives of the Rights Plan

The principle objectives of the Rights Plan are to ensure that, in the event that a bid for control of the Corporation is made pursuant to an acquisition of Common Shares (the “Voting Shares”), the Board has sufficient time to explore and develop alternatives for maximizing shareholder value and to provide adequate time for competing bids to be tabled. From the shareholders’ perspective, the Rights Plan ensures that shareholders have enough time to properly assess the bid and ensures that shareholders have an equal opportunity to participate in such a bid.

In approving the Rights Plan, the Board considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

1.
Time. Current legislation permits a take-over bid to expire in 35 days. The Board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, shareholders other than the offeror or acquiring person, their associates and affiliates, the persons acting jointly or in concert with the offeror or acquiring person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

2.
Pressure to Tender. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a shareholder approval mechanism in the permitted bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 business days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a corporation that is the subject of a take-over bid.

3.
Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a corporation may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Voting Shares, to better ensure that shareholders receive equal treatment.

Management has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plan design and has determined that the Rights Plan conforms to such practices.

Shareholder Approval

Pursuant to the terms of the Rights Agreement, the Rights Plan will expire upon the termination of the Meeting unless the Rights Agreement is continued. The Board has determined it appropriate and in the best interests of the shareholders of the Corporation that the Rights Agreement be continued for another three years. Accordingly, it is proposed that the term of the Rights Plan be extended until the termination of the annual meeting of shareholders of the Corporation in 2012. This proposal is not in response to or in anticipation of any pending or threatened take-over bid for the Corporation.

The Board has determined that the continuation of the Rights Plan is in the best interest of the Corporation and recommends that shareholders vote in favour of the following resolution:

“BE IT RESOLVED THAT:

1.
the term of the shareholder rights plan agreement dated as of June 22, 2006 between the Corporation and CIBC Mellon Trust Company (the “Rights Agreement”), be extended to the termination of the annual meeting of shareholders of the Corporation in the year 2012, and the Rights Agreement be amended to give effect to such extension; and

2.
any one director or officer of the Corporation be and is hereby authorized to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with, or to give effect to, the foregoing.”

Under the Rights Agreement, the above resolution (the “Rights Plan Resolution”) requires the approval of a simple majority of the votes cast at the Meeting by independent shareholders. In effect, all shareholders will be considered independent shareholders provided they are not, at the relevant time, an Acquiring Person (as described below) or making a take-over bid for the Corporation. The Corporation is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Rights Agreement. The TSX requires that the Rights Plan Resolution be passed by a simple majority of the votes cast at the Meeting by all shareholders. The Board has determined that the Rights Plan is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders vote “For” of the Rights Plan Resolution.

The persons named in the enclosed form of proxy intend to vote “For” the Rights Plan Resolution unless otherwise directed by the shareholder appointing them.

Summary of the Rights Plan

The following is a summary of the pertinent features of the Rights Plan. The summary is not meant to be complete and should be read in conjunction with the full text of the Rights Agreement. All capitalized terms, where not defined herein, have the meaning ascribed to them in the Rights Agreement. A copy of the Rights Agreement may be viewed in electronic format at www.sedar.com or the Corporation’s website at www.crystallex.com, or can be obtained in paper format from the Corporation at Crystallex International Corporation, Suite 1210, 8 King Street East, Toronto, Ontario, M5C 1B5, Canada.

Term

Provided the Rights Plan Resolution is approved at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Corporation in 2012 unless the term of the Rights Agreement is terminated earlier. The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting. If the Rights Plan Resolution is not approved at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting.

Triggering of the Plan

The Rights Plan is triggered when an attempt is made by a Person to become the Beneficial Owner of more than 20% of the Voting Shares of the Corporation. In becoming the Beneficial Owner of 20% or more of the Corporation’s Voting Shares, the Person becomes an Acquiring Person. Such a transaction is called a Flip-In Event and is described in further detail below.

Issuance of Rights

The Rights Plan attaches a right (a “Right”) to each Common Share. Each Right entitles the registered holder to purchase one Common Share at the Exercise Price equal to five times the Market Price of the Common Shares. Any Rights held by the Corporation or any of its Subsidiaries shall be void. The Rights are only exercisable from after the Separation Time (defined herein) and before the Expiration Time (defined herein).

Evidence of Rights and Transferability

Until the Separation Time, the Rights will be evidenced by the certificate associated with the Common Shares registered in the name of the holder thereof and will be transferable only together with the associated Common Shares.

From and after the Separation Time and prior to the Expiration Time, the registration and transfer of Rights shall be separate from and independent of the Common Shares. Accordingly, Rights Certificates, separate from the Common Share certificates, will be issued to the respective holders pursuant to the terms and conditions of the Plan.

Exercisable Period: Separation Time to Expiration Time

The Rights are only exercisable from after the Separation Time. Generally speaking, the Plan defines the latter term as eight Trading Days after the earlier of (i) the first date the Take-over Bid was publicly announced or (ii) the date the intent by a Person to commence a Take-over Bid was publicly announced; and (iii) such later date as may be determined by the Board of Directors. If a Take-over Bid is withdrawn prior to the Separation time, it shall be deemed to never have been made. The Expiration time is generally considered to be the date the Plan is terminated.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner or 20% or more of the Corporation’s outstanding Voting Shares. Excluded from the definition of “Acquiring Person” are the Corporation, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. The definitions of “Voting Share Reduction,” “Permitted Bid Acquisition,” “Exempt Acquisition,” “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Rights Plan.

However, in general:

(i)	A “Voting Share Reduction” means an acquisition or redemption by the Corporation of Voting Shares or any other transaction which increases Beneficial Ownership to more than 20%;

(ii)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)	an “Exempt Acquisition” includes a share acquisition in respect of which the Board has waived the application of the Rights Plan;

(iv)
a “Convertible Security Acquisition” means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(v)
a “Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities as a result of a Dividend Reinvestment Acquisition, stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Corporation, Administrator, nominee of a securities depository, pension fund or plan, Statutory Body or Crown agent or agency (provided that such person is not making or proposing to made a Take-over Bid) or a holder of a security pursuant to a Permitted Lock-Up Agreement.

Flip-In Event

A Flip-In Event is defined as a transaction in which any Person becomes an Acquiring Person. When a Flip-in Event occurs the registered holder of the said Rights is given the right to purchase that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be subject to adjustment in accordance with the Rights Plan). For example, if at that time the Exercise Price is CAD$150 and the Common Shares have a Market Price of CAD$50, the holder of each Right would be entitled to receive CAD$300 in market value of Common Shares (6 Common Shares) for CAD$150, i.e., at a 50% discount.

However, pursuant to the Rights Plan, any and all Rights held by an Acquiring Person become void upon the occurrence of a Flip-in Event thereby rendering any take-over bid, other than a Permitted Bid or a Competing Permitted Bid, prohibitively expensive for the Acquiring Person. In other words, mechanisms of the Rights Plan are such that any person looking to acquire more than 20% of the Voting Shares must do so via a Permitted Bid or a Competing Permitted Bid. The intended overall effect is to ensure that shareholders obtain the full and fair value of their Voting Shares and that adequate time is provided to review the proposed take-over.

Permitted Bid

A Permitted Bid is a Take-Over Bid made by an Offeror by way of a circular that also complies with the following provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)
the Take-over Bid contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and only if more than 50% of the Voting Shares held by Independent Shareholders shall have been tendered and not withdrawn;

(iii)	the Take-over Bid must provide that Common Shares may be deposited at any time during the bid period and that any Common Shares so deposited may be withdrawn at any time during such period; and

(iv)
if more than 50% of the Common shares held by Independent Shareholders have been tendered pursuant to the Take-over Bid and not withdrawn as at the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid, the Take-over Bid will remain open for deposits and tenders of Voting Shares for an additional ten Business Days to allow holders of common shares who did not tender initially to take advantage of the bid if they so choose.

Competing Permitted Bid

A Competing Permitted Bid means a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the Voting Shares that are the subject of the Take-over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days, as opposed to 60 days as required in a Permitted Bid, after the date of the Take-over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is then in existence for the Voting Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Nominating and Compensation Committee, which is composed of Messrs. Brown (Chair), Zullo and van’t Hof, reviews and makes recommendations to the Board with respect to the compensation of the executive officers of the Corporation. This committee also recommends candidates for election to the Board, including the Chief Executive Officer.

Directors who are also members of management absent themselves from a meeting, or portion of a meeting, of the Board where such individual’s compensation is discussed and refrains from voting in respect of the approval of such compensation.

Objectives of Compensation Program

The Corporation’s principal goal is to create value for its shareholders. The Corporation believes that the compensation policies and practices of the Corporation should reflect the interests of its shareholders in achieving this goal.

The Corporation’s compensation philosophy is based upon the following principal objectives: (i) aligning the interests of the Chief Executive Officer and the other executive officers of the Corporation with the interests of the Corporation and its shareholders; (ii) linking executive compensation to the performance of the Corporation and each executive officer of the Corporation; and (iii) attracting, motivating and retaining individuals with exceptional executive, technical, financial and other relevant skills.

The Nominating and Compensation Committee reviews compensation as a whole, taking into account salary, bonuses and any other form of compensation.

Annual Salaries and Performance Bonuses

To ensure that the Corporation attracts and retains qualified and experienced executives, the Nominating and Compensation Committee annually reviews and, if appropriate, adjusts the base salaries of its executive officers.

The performance criteria considered in determining performance bonus awards vary in accordance with the position and responsibilities of the executive of the Corporation. While not solely based on any one item, key considerations in determining performance bonuses for executives of the Corporation include the operating performance of the Corporation, the guidance and strategic vision for growth and business goals of the Corporation, the performance of the Common Shares and other organizational indicators, as well as individual achievements that demonstrate a contribution by the executive officer to the Corporation. The Nominating and Compensation Committee also considers industry peer compensation in assisting it to arrive at its recommendations.

2008 Compensation

The components of the executive compensation are comprised of base salary and bonuses. In December 2008, a performance review was performed in respect of all executive officers of the Corporation. In reviewing the compensation of executive officers, the Nominating and Compensation Committee reviewed such compensation as a whole, taking into account salary and bonuses. The main consideration in establishing base salary ranges for the executive officers was the evaluation of market comparables for similar positions.  For the year 2008, the

Nominating and Compensation Committee took note of the following factors: (a) the particular responsibilities related to the position; (b) salaries paid by comparable businesses; (c) the experience level of the executive officer; and (d) his or her overall performance.

Performance Graph

The following performance graph compares the cumulative return to shareholders of the Corporation of an investment in Common Shares with the cumulative return to them of an investment in the Standard & Poor’s/Toronto Stock Exchange Composite Index (“TSX Composite”) and the Standard & Poor’s/Toronto Stock Exchange Global Gold Index (formerly, the S&P/TSX Capped Gold Index) (“TSX Gold”) assuming an investment of CAD$100 on December 31, 2003 and, where applicable, the reinvestment of dividends.

Index	Dec 31/03	Dec 31/04	Dec 31/05	Dec 31/06	Dec 31/07	Dec 31/08
Corporation	$100	$122.86	$71.43	$120.86	$65.71	$5.43
TSX Composite	$100	$112.48	$137.12	$157.02	$168.27	$109.33
TSX Gold(1)	$100	$91.00	$110.48	$140.88	$134.23	$136.29

No part of discretionary bonus payments that were made were as a direct result of the share price and financial status of the Corporation during the year ended December 31, 2008.

Note:

(1)	The index methodology change from S&P/TSX Capped Gold Index to S&P/TSX Global Gold Index was effective on December 18, 2006.

Option-Based Awards

There were no options for Common Shares granted to the Named Executive Officers during 2008 as there were no options available under the Corporation’s Former SOP.

Summary Compensation Table

The following table sets out information concerning the compensation paid during the most recently completed financial year to (a) each of the individuals who served as the chief executive officer or the chief financial officer of the Corporation during the most recently completed financial year; (b) each of the three most highly compensated executive officers of the Corporation, other than the chief executive officer and the chief financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CAD$150,000; and (c) each of the individuals who would have been included in (b) if they had been serving as an officer of the Corporation at the most recently completed financial year end (the “Named Executive Officers”). All compensation amounts are reported in U.S. dollars. Compensation paid in Canadian dollars has been translated to U.S. dollars using an average exchange rate of US$0.9478 per CAD$1.00.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share-Based Awards(1)	Option-Based Awards(2)	Annual Incentive Plans(3)	Long-Term Incentive Plans(1)	Pension Value(1)	All Other Compensation	Total Compensation
Robert Fung(4) Chief Executive Officer	2008	$55,288	n/a	Nil	$100,000	n/a	n/a	$208,659	$363,947
Gordon M. Thompson(5) Former President and Chief Executive Officer	2008	$315,933	n/a	Nil	Nil	n/a	n/a	$60,054	$375,987
Hemdat Sawh(6) Chief Financial Officer	2008	$231,263	n/a	Nil	$92,505	n/a	n/a	$11,124	$334,892
Robert Crombie(7) President (former Senior Vice-President Corporate Development)	2008	$317,513	n/a	Nil	$151,648	n/a	n/a	$218,819	$687,980
William A. Faust(8) Senior Vice-President and Chief Operating Officer	2008	$290,580	n/a	Nil	nil	n/a	n/a	$15,502	$306,082
Richard Marshall(9) Vice-President Investor Relations	2008	$173,313	n/a	Nil	$71,200	n/a	n/a	$7,155	$251,668

Notes:

(1)	The Corporation does not have share-based, long-term incentive or pension plans.

(2)	No stock options were granted under the stock option plan prior to June 24, 2008. No options were available to be granted under the plan after June 24, 2008.

(3)	Annual bonuses are reported in the year in which they were earned, not the year in which they were paid.

(4)
Mr. Fung was appointed Chief Executive Officer on June 4, 2008 with an annual salary of CAD$100,000. Other Annual Compensation of US$208,659 reflects compensation for Mr. Fung’s ongoing role as Executive Chairman of the Board and consists of payments of US$170,604 for chairman fees (CAD$180,000 per annum), and US$38,055 in lieu of annual director’s stock options which were unavailable under the Corporation’s Former SOP. The annual incentive compensation reflects the minimum bonus for his role as Executive Chairman.

(5)
Mr. Thompson was appointed President and Chief Executive Officer on February 1, 2007 and resigned from this position on June 4, 2008. His annual salary was CAD$500,000 and the amount noted above represents the salary paid to Mr. Thompson from January 1, 2008 to June 4, 2008 for fiscal 2008.  Other Annual Compensation of US$60,054 reflects compensation for Mr. Thompson’s role as a director and consists of payments of director fees of US$22,000 and US$38,054 in lieu of annual director’s stock options which were unavailable under the Corporation’s Former SOP.

(6)	Mr. Sawh was appointed Chief Financial Officer on May 15, 2007. His annual salary in 2008 was CAD$244,000.

(7)
Mr. Crombie was appointed President on June 3, 2008 with an annual salary of CAD$400,000, prior to that he held the position of Senior Vice-President, Corporate Development with an annual salary of CAD$244,000.  Included in 2008 Other Annual Compensation for Mr. Crombie is a one time promotion payment of US$207,568 in lieu of stock options which were unavailable under the Corporation’s Former SOP.

(8)	Mr. Faust was appointed Senior Vice President and Chief Operating Officer on April 16, 2007. His annual salary in 2008 was US$292,000.

(9)	Mr. Marshall was appointed Vice President Investor Relations in 2003. His annual salary in 2008 was US$178,000.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year. This includes unexercised options held by the Named Executive Officers during 2008 and the value of unexercised options held by the Named Executive Officers as at December 31, 2008. The closing price of the Common Shares on the TSX on December 31, 2008 was CAD$0.19. The Corporation does not have a share-based plan.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD)	Option Expiration Date	Value of Unexercised In- the-Money Options
Robert Fung	300,000	$2.27	July 25, 2010	Nil
	55,000	$1.75	Nov. 13, 2010	Nil
	55,000	$2.20	July 2, 2011	Nil
	55,000	$2.23	July 16, 2012	Nil
	50,000	$2.14	Jan. 14, 2013	Nil
	45,000	$1.90	June 26, 2013	Nil
	525,000	$3.00	Aug. 10, 2013	Nil
	40,000	$3.17	June 17, 2014	Nil
	25,000	$4.65	June 23, 2015	Nil
	55,000	$3.45	June 21, 2016	Nil
	55,000	$4.46	June 28, 2017	Nil
	1,260,000
Gordon M. Thompson	50,000	$2.65	Mar. 21, 2010	Nil
	35,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	400,000	$3.41	Feb. 1, 2012	Nil
	30,000	$2.23	July 16, 2012	Nil
	150,000	$2.13	Dec. 24, 2012	Nil
	30,000	$4.46	June 28, 2017	Nil
	795,000
Hemdat Sawh	150,000	$4.79	May 17, 2012	Nil
	90,000	$4.64	June 6, 2012	Nil
	25,000	$2.30	Dec. 3, 2012	Nil
	265,000
Robert Crombie	50,000	$3.17	June 17, 2009	Nil
	30,000	$4.05	Dec. 20, 2009	Nil
	26,400	$2.37	Dec. 16, 2010	Nil
	50,000	$4.09	Nov. 20, 2011	Nil
	16,900	$4.09	Nov. 20, 2011	Nil
	25,000	$4.23	April 2, 2012	Nil
	25,000	$2.30	Dec. 3, 2012	Nil
	50,000	$3.00	Aug. 10, 2013	Nil
	273,300
William A. Faust	25,000	$2.30	Dec. 3, 2012	Nil
	193,429	$4.87	April 16, 2017	Nil
	31,571	$4.86	May 9, 2017	Nil
	250,000
Richard Marshall	50,000	$4.05	Dec. 20, 2009	Nil
	27,800	$2.37	Dec. 16, 2010	Nil
	50,000	$4.09	Nov. 20, 2011	Nil
	16,800	$4.09	Nov. 20, 2011	Nil
	20,000	$2.30	Dec. 3, 2012	Nil
	130,000	$3.00	Aug. 10, 2013	Nil
	294,600

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Robert Fung	Nil	Nil	$100,000
Gordon M. Thompson	Nil	Nil	Nil
Hemdat Sawh	Nil	Nil	$92,505
Robert Crombie	Nil	Nil	$151,648
William A. Faust	Nil	Nil	Nil
Richard Marshall	Nil	Nil	$71,200

Pension Plan Benefits

The Corporation has no pension plan benefits in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation entered into: (1) an agreement effective as of January 1, 2004 with Robert Fung to serve as Chair of the Board; (2) an employment agreement effective as of May 15, 2007 with Hemdat Sawh to serve as the Chief Financial Officer of the Corporation; (3) an employment agreement effective as of June 1, 2008 with Robert Crombie to serve as President of the Corporation; (4) an employment agreement effective as of March 15, 2007 with William A. Faust to serve as Senior Vice-President and Chief Operating Officer of the Corporation; and (5) an employment agreement effective as of June 9, 2008 with Richard Marshall to serve as Vice-President, Investor Relations of the Corporation.

The Corporation has entered into an agreement dated January 1, 2004 with Robert Fung to serve as Chair of the Board.  Under the agreement, Mr. Fung receives annual compensation of CAD$180,000 payable monthly in arrears, and an annual bonus of not less than US$100,000.  On June 3, 2008, Mr. Fung was appointed CEO for which he receives an additional annual compensation of CAD$100,000.  In the event of a change of control of the Corporation which results in Mr. Fung’s termination as Chair of the Board and CEO, Mr. Fung is entitled to receive a lump sum payment equal to three times his combined annual compensation including the bonus described above.

Under Mr. Sawh’s employment agreement, he is entitled to receive an annual base salary of CAD$244,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Sawh is entitled to continue to receive his annual base salary and benefits for a period of one year.  In the event that his employment is terminated for any reason other than disability or cause, Mr. Sawh is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Sawh is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Crombie’s employment agreement, he is entitled to receive an annual base salary of CAD$400,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Crombie is entitled to continue to receive his annual base salary and benefits for a period of one year. In the event that his employment is terminated for any reason other than disability or cause, Mr. Crombie is entitled to receive a lump sum payment equal to two and one-half times his annual base salary and a continuation of his benefits for a period of two and one half years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Crombie is entitled to receive: (a) a lump sum payment equal to two and one-half times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two and one-half years; and (c) a continuation of his benefits for a period of two and one-half years.

Under Mr. Faust’s employment agreement, he is entitled to receive an annual base salary of US$292,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Faust is entitled to continue to receive his annual base salary and benefits for a period of one year.  In the event that his employment is terminated for any reason other than disability or cause, Mr. Faust is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Faust is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Under Mr. Marshall’s employment agreement, he is entitled to receive an annual base salary of US$178,000 and participate in the Corporation’s benefit programs. He is also eligible to receive an annual bonus up to a maximum target of 50% of his annual base salary based on satisfactory achievement of performance objectives established for such year and to receive grants of stock options under and in accordance with the Share Option Plan equal in value, as at the date of grant of such options, of up to a maximum target of 50% of his annual base salary. In the event that his employment is terminated for disability, Mr. Marshall is entitled to continue to receive his annual base salary and benefits for a period of one year.  In the event that his employment is terminated for any reason other than disability or cause, Mr. Marshall is entitled to receive a lump sum payment equal to two times his annual base salary and a continuation of his benefits for a period of two years. In the event that his employment is terminated within six months after a change of control of the Corporation (which includes the acquisition of ownership of or control or direction over more than 50% by value of the assets of the Corporation), Mr. Marshall is entitled to receive: (a) a lump sum payment equal to two times his annual base salary; (b) an amount equal to the aggregate of: (i) his maximum target bonus for the year in which the termination occurred pro-rated to the date of termination; and (ii) his maximum target bonus for a period of two years; and (c) a continuation of his benefits for a period of two years.

Report on Executive Compensation

Executive compensation may be comprised of any combination of cash (in the form of salary and bonus), benefits and stock options.

Executive compensation is based on an evaluation of individual qualifications and performance, a comparison of compensation packages in peer group companies and the performance of the Corporation.  A new executive compensation system was unanimously approved by the Board in December, 2004 and became effective January 1, 2005. The new system is based on the findings of Enns and Company and Towers Perrin, whose services were engaged to assist the Corporation in developing an executive compensation system appropriate for the Corporation’s organizational structure. The objective of the exercise was to make executive compensation consistent with industry standards and practices. Under the system, executive compensation has three principal components: a base salary that is a function of industry norms and relevant experience; a cash bonus that is a function of achieving defined performance goals determined by the Compensation Committee; and a long-term incentive share option plan that is also a function of achieving such performance goals.

The performance of the President and Chief Executive Officer is evaluated annually by the Nominating and Compensation Committee.  The Nominating and Compensation Committee has determined that the compensation package remains consistent with the industry compensation benchmarks reviewed by the Nominating and Compensation Committee at the time of hiring.

Director Compensation

The following table sets out all amounts of compensation provided to the directors, other than directors who are Named Executive Officers, for the Corporation’s most recently completed financial year. All compensation amounts are reported in U.S. dollar. Compensation paid in Canadian dollars has been translated to U.S. dollar using an average exchange rate of US$0.9478 per CAD$1.00.

Name	Fees Earned	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(1)	Total
Michael J. H. Brown	$72,000	n/a	Nil	Nil	n/a	$61,019	$133,019
C. William Longden	$66,000	n/a	Nil	Nil	n/a	$44,973	$110,973
Harry J. Near	$68,000	n/a	Nil	Nil	n/a	$41,514	$109,514
Marc J. Oppenheimer	$62,000	n/a	Nil	Nil	n/a	$35,732	$99,732
Johan C. van’t Hof	$143,824	n/a	Nil	Nil	n/a	$48,725	$192,549
Armando F. Zullo	$70,000	n/a	Nil	Nil	n/a	$38,054	$108,054

Notes:

(1)	All other compensation includes payment in lieu of annual director’s stock options which were unavailable under the Corporation’s Former SOP.

Other than Messrs. Thompson (until June 3, 2008) and Fung, directors of the Corporation are compensated for their services as directors through a combination of annual fees, stock options and, in the discretion of the Board in certain circumstances, special payments. Mr. Fung receives no additional compensation for serving as a director other than an annual grant of stock options to acquire Common Shares.  Mr. Thompson, in his role of director, received an annual grant of stock options to acquire Common Shares and was eligible for all other director compensation when he ceased to be Chief Executive Officer of the Corporation on June 3, 2008.

Other than Messrs. Thompson (until June 3, 2008) and Fung, directors of the Corporation receive an annual fee of US$20,000 and US$2,000 meeting fee payable, at the option of the Corporation; in Common Shares (see “Equity Compensation Plans - Directors Remuneration Plan. In 2008, Directors were paid in aggregate US$481,824 in semi-annual retainer and meeting fees which were settled by a combination of cash and issuing Common Shares.

Prior to June 25, 2008, all directors received an annual grant of options to acquire 25,000 Common Shares. The options were customarily granted immediately after the annual general meeting of shareholders of the Corporation in each year. It is the Corporation’s intention to continue this practice in the event of shareholders’ approval of the New SOP.  If the New SOP is not approved, the Corporation will pay cash in lieu of options.

Prior to June 25, 2008, with the exception of the Audit Committee, the Chair of a Board committee received an additional annual grant of options to acquire 20,000 Common Shares and a member of a Board committee (other than the Chair) received an additional annual grant of options to acquire 15,000 Common Shares.  The Chair of the Audit Committee received an additional annual grant of options to acquire 30,000 Common Shares and a member of the Audit Committee (other than the Chair) received an additional annual grant of options to acquire 20,000 Common Shares.  The options were granted immediately after the annual general meeting of shareholders of the Corporation in each year.  It is the Corporation’s intention to continue this practice in the event of shareholders’ approval of the New SOP.  If the New SOP is not approved, the Corporation will pay cash in lieu of options.

The Corporation would have granted a total of 515,000 stock options as annual compensation to directors for their services on the Board and Committees of the Board as detailed above. On June 25, 2008, the Corporation did not have any options available to be granted under the Former SOP. Accordingly, the Corporation paid its Directors the aggregate of US$305,749 as cash compensation for their services that would have been “settled” through the grant of 515,000 stock options.

During 2008, Mr. van’t Hof received cash compensation of CAD$80,000 for acting as the lead director of the Board.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all awards outstanding at the end of the most recently completed financial year by directors, other than directors who are Named Executive Officers, the Corporation. This includes unexercised options held by the directors during 2008 and the value of unexercised options held by the directors as at December 31, 2008. The closing price of the Common Shares on the TSX on December 31, 2008 was CAD$0.19.

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD)	Option Expiration Date	Value of Unexercised In-the-Money Options
Michael J.H. Brown	80,000	$1.90	June 26, 2013	Nil
	65,000	$3.17	June 17, 2014	Nil
	75,000	$4.65	June 23, 2015	Nil
	75,000	$3.45	June 21, 2016	Nil
	20,000	$3.57	Mar. 19, 2017	Nil
	95,000	$4.46	June 28, 2017	Nil
	410,000
C. William Longden	50,000	$2.20	Aug. 8, 2010	Nil
	30,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	35,000	$2.23	July 16, 2012	Nil
	30,000	$1.90	June 26, 2013	Nil
	60,000	$3.17	June 17, 2014	Nil
	65,000	$4.65	June 23, 2015	Nil
	65,000	$3.45	June 21, 2016	Nil
	65,000	$4.46	June 28, 2017	Nil
	500,000
Harry J. Near	20,000	$1.41	Dec. 21, 2009	Nil
	100,000	$2.27	July 25, 2010	Nil
	45,000	$1.75	Nov. 13, 2010	Nil
	45,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	45,000	$2.23	July 16, 2012	Nil
	50,000	$1.90	June 26, 2013	Nil
	180,000	$3.00	Aug. 10, 2013	Nil
	60,000	$3.17	June 17, 2014	Nil
	65,000	$4.65	June 23, 2015	Nil
	65,000	$3.45	June 21, 2016	Nil
	45,000	$4.46	June 28, 2017	Nil
	820,000
Marc J. Oppenheimer	20,000	$1.41	Dec. 21, 2009	Nil
	200,000	$1.41	Dec. 21, 2009	Nil
	300,000	$2.27	July 25, 2010	Nil
	40,000	$1.75	Nov. 13, 2010	Nil
	40,000	$2.20	July 2, 2011	Nil
	100,000	$2.25	Nov. 18, 2011	Nil
	40,000	$2.23	July 16, 2012	Nil
	50,000	$2.14	Jan. 14, 2013	Nil
	25,000	$1.90	June 26, 2013	Nil
	375,000	$3.00	Aug. 10, 2013	Nil
	50,000	$3.17	June 17, 2014	Nil
	55,000	$4.65	June 23, 2015	Nil

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (CAD)	Option Expiration Date	Value of Unexercised In-the-Money Options
	55,000	$3.45	June 21, 2016	nil
	55,000	$4.46	June 28, 2017	nil
	1,405,000
Johan van't Hof	75,000	$4.65	June 23, 2015	nil
	75,000	$3.45	June 21, 2016	nil
	90,000	$4.46	June 28, 2017	nil
	240,000
Armando F. Zullo	30,000	$2.20	July 2, 2011	nil
	100,000	$2.25	Nov. 18, 2011	nil
	30,000	$2.23	July 16, 2012	nil
	50,000	$3.17	June 17, 2014	Nil
	55,000	$4.65	June 23, 2015	Nil
	55,000	$3.45	June 21, 2016	Nil
	55,000	$4.46	June 28, 2017	Nil
	375,000

Directors and Officers Insurance

The Corporation maintains directors and officers’ liability insurance for itself and its directors and officers.  Under the insurance policy, the Corporation is entitled to be reimbursed, subject to a deductible of US$250,000, (US$1,000,000 for Securities Claims) for indemnity payments made by it to its directors and officers for losses suffered by them and the directors and officers are entitled to be reimbursed for losses suffered by them if they are not indemnified by the Corporation.  The policy has a limit of US$15,000,000 per occurrence.  The annual premium payable by the Corporation under the policy is US$618,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the individuals who are or were during 2008 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates is or at any time since the beginning of 2008 was indebted to the Corporation or any of its subsidiaries.

EQUITY COMPENSATION PLANS

As at the end of the Corporation’s most recently completed financial year, the Common Shares that were authorized for issuance under the Corporation’s equity compensation plans are set out below.

Equity Compensation Plan Information

	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity Compensation plans approved by securityholders (Category 1)	10,517,522	$3.14	Nil
Equity Compensation plans not approved by securityholders (Category 2)	Not Applicable	Not Applicable	Not Applicable
Total	10,517,522	$3.14	Nil

The numbers in Category 1 refer to the Former SOP and the Directors’ Remuneration Plan (the “DRP”) as at December 31, 2008, details of which are contained below.

Former Incentive Share Option Plan

Background

The shareholders of the Corporation approved the Former SOP in June 2002.  Shareholders approved an amendment to the SOP in June 2005 to increase the maximum number of Common Shares issued and issuable under the Former SOP. In June 2007, shareholders approved certain amendments to the Former SOP relating to blackout periods (the “Blackout Period Amendment”), cashless exercise (the “Cashless Exercise Amendment”) and the addition of detailed provisions that outline the types of amendments to the plan that require shareholder approval and those that can be made without shareholder approval (the “Amendment Provisions”), together with certain other minor amendments of a conforming and clerical nature adopted by the Board.

The purpose of the Former SOP was to provide additional economic incentive to the directors, officers, employees and consultants of the Corporation and its associated and affiliated companies, to encourage stock ownership by eligible persons, to increase the proprietary interest of eligible persons in the success of the Corporation and to assist the Corporation and its subsidiaries in attracting talented new directors, officers and employees.  The Board or the Nominating and Compensation Committee administers the Former SOP.

2005 Amendment of Former SOP

On June 24, 2005, the shareholders approved an amendment to the Former SOP to change the maximum number of Common Shares issued and issuable thereunder from 13,500,000 to 10% of the issued and outstanding Common Shares from time to time (otherwise known as a “rolling plan”). The purpose of the change was to facilitate the use of options to assist the Corporation in attracting and retaining experienced and skilled employees. In 2004, the Corporation commenced a program of granting options to employees at its Venezuelan operations. This program remains in place and the Corporation expects that this program will continue in the future.

Pursuant to TSX rules and regulations, the number of Common Shares available for future grant of options under the Former SOP must be approved by the Board, including a majority of the unrelated directors, and the shareholders of the Corporation every three years.

2007 Amendments of Former SOP

On June 28, 2007, the shareholders approved certain amendments to the Former SOP to reflect the introduction of new rules affecting equity compensation plans introduced by the TSX in 2006, together with certain other minor amendments of a conforming and clerical nature.

The Former SOP was amended to permit the exercise of certain options which would otherwise have expired during or within 10 business days following a period in which trading in the Common Shares is restricted by the policies of the Corporation. The Former SOP was also amended to provide the Board with the flexibility to permit participants in the Former SOP to receive, without payment by the participant of any additional consideration, Common Shares equal to the value of the option (or the portion thereof) being exercised by surrender of the option to the Corporation. In addition, the Former SOP was amended to include certain amending provisions required by the TSX and, in addition, to specify those amendments which require shareholder approval.

2008 Cessation of Former SOP

The rules of the TSX require that, if a listed issuer has a stock option plan that does not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer must approve and reaffirm the unallocated options under the plan every three years. If shareholder approval is not obtained within three years of either the institution of a rolling plan or subsequent approval, as the case may be, all unallocated entitlements will be cancelled and the issuer will not be permitted to grant further entitlements under the rolling plan. However, all allocated awards under the rolling plan, such as options that have been granted but not yet exercised, will continue unaffected. Approval of the unallocated options under the Former SOP was not put forward for consideration by the shareholders at the Corporation’s annual meeting convened on June 25, 2008 and the Special Meeting of shareholders of the Corporation which was held on November 18, 2008. Accordingly, the Corporation ceased to grant any further options under the Former SOP.

Former SOP Activity

The following table sets out Former SOP activity from December 31, 2007 to December 31, 2008.

	Maximum Number of Common Shares Issued and Issuable under the Former SOP	Common Shares Issuable Under Outstanding Options	Common Shares Available for Future Grant(1)
Balance – December 31, 2007	26,165,907	12,527,422	6,918,477
Increase in 2008	3,301,178	-	3,301,178
Options granted in 2008	-	-	-
Options exercised in 2008	-	(96,000)	-
Options cancelled in 2008	-	(1,913,900)	1,913,900
Request for triennial renewal withheld			(8,305,755)
Balance – December 31, 2008	29,467,085	10,517,522	Nil

Notes:

(1)	The maximum number of Common Shares issued and issuable under the Former SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

(2)	The Corporation ceased to grant any further options under the Former SOP after June 24, 2008.

Summary Information

The following table sets out summary information with respect to the Former SOP as at June 24, 2008.

Maximum Number of Common Shares Issued and Issuable Under the Former SOP		Common Shares Issued Under Exercised Options		Common Shares Issuable Under Outstanding Options		Common Shares Available for Future Grant(1)
#	% of Common Share Capital	#	% of Common Share Capital	#	% of Common Share Capital	#	% of Common Share Capital
29,467,085	10%	6,836,008	2.0%	10,517,522	4.0%	Nil	n/a

Notes:

(1)	The maximum number of Common Shares issued and issuable under the Former SOP less all Common Shares issued under previously exercised options and issuable under outstanding options.

(2)	The Corporation ceased to grant any further options under the Former SOP after June 24, 2008.

Directors’ Remuneration Plan

Background

The shareholders of the Corporation approved the DRP of the Corporation in December 1998 and again in November 2008.

The DRP is administered by the Nominating and Compensation Committee.  The purpose of the DRP is to provide for the issue of Common Shares to the directors of the Corporation and its associated and affiliated companies in lieu of cash compensation payable to them in respect of their service as directors of the Corporation and its associated and affiliated companies. The Board made a number of minor housekeeping amendments to the DRP effective as of January 1, 2005.  None of these amendments were material or required shareholder approval.

2008 Amendment of DRP

On November 18, 2008, the shareholders approved certain amendments to the DRP to increase the number of Common Shares issuable under the DRP by a further 600,000, to a total of 1,200,000.

Summary of Material Terms

The maximum number of Common Shares issued and issuable under the DRP is 1,200,000, representing 0.41% of the issued and outstanding Common Shares as of the date of this Circular.  The maximum number of Common Shares issued over any one year period or issuable at any one time to insiders under the DRP and any other share compensation arrangement of the Corporation is 10% of the Common Shares outstanding at that time on a non-diluted basis.  The maximum number of Common Shares which may be issued to any one insider within a one-year period under the DRP and any other shareholder compensation agreement, is 5% of the issued and outstanding Common Shares of the Corporation.

The issue price per share of any Common Shares issued under the DRP may not be less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of issue.

The Board may amend or terminate the DRP at any time subject to any required regulatory or other approvals.  The maximum number of Common Shares issued and issuable under the DRP may not be increased without the approval of the shareholders of the Corporation.

Directors’ Remuneration Plan Activity

The following table sets out the DRP activity from December 31, 2006 to December 31, 2008.

	Maximum Number of Common Shares Issued and Issuable Under the DRP	Common Shares Issued	Common Shares Available for Future Issue (1)

Balance – December 31, 2006	600,000	384,851	215,149
Common Shares issued in 2007	-	38,508	(38,508)
Balance – December 31, 2007	600,000	423,359	176,641
Common Shares issued in 2008	-	172,527	(172,527)
Approval for increase Nov. 18, 2008	600,000	-	600,000
Balance December 31, 2008	1,200,000	595,886	604,114

Notes:

(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

Summary Information

The following table sets out summary information with respect to the DRP as at the date of this Circular.

Maximum Number of Common Shares Issued and Issuable Under the DRP		Common Shares Issued		Common Shares Available for Future Issue(1)
#	% of Common Share Capital	#	% of Common Share Capital(1)	#	% of Common Share Capital
1,200,000	0.40%	595,886	0.20%	604,114	0.20%

Notes:

(1)	The maximum number of Common Shares issued and issuable under the DRP less all Common Shares previously issued.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out in this Circular, none of the informed persons of the Corporation or their respective associates or affiliates has any material interest, direct or indirect, in any transaction since the commencement of 2008 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

AUDIT COMMITTEE INFORMATION

The audit committee information required by Multilateral Instrument 52-110 is located in the Corporation’s Annual Information Form for the period ended December 31, 2008 under the heading “Audit Committee.”

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out in this Circular, none of the individuals who are or were at any time since the beginning of 2008 directors or executive officers of the Corporation or are proposed nominees for election as directors of the Corporation and their respective associates and affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

MANAGEMENT CONTRACTS

No management functions of the Corporation or any of its subsidiaries are to any substantial degree performed by any person other than the directors and executive officers of the Corporation.

OTHER MATTERS

Shareholder Proposals

Shareholders must submit any shareholder proposal that they wish to be considered at the special meeting of shareholders of the Corporation to be held in 2009 no later than 90 days before the anniversary date of the Notice of Meeting accompanying this Circular.

Glossary

The terms “affiliate”, “associate”, “insider” and “senior officer” used in this Circular have the meanings given to them in the Securities Act (Ontario).  The terms “executive officer” and “informed person” used in this Circular have the meanings given to them in National Instrument 51-102 issued by the Canadian Securities Administrators.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Shareholders may obtain copies of the annual report of the Corporation including the audited consolidated financial statements of the Corporation and related MD&A for the year ended December 31, 2008 by contacting the Chief Financial Officer, Crystallex International Corporation, Suite 1201, 8 King Street East, Toronto, Canada M5C 1B5.

BOARD APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors.

DATED:  May 12, 2009.

BY ORDER OF THE BOARD OF DIRECTORS
“Robert A. Fung”
Robert A. Fung, Executive Chairman and Chief Executive Officer

Schedule A

CORPORATE GOVERNANCE DISCLOSURE

This Statement sets out the principal corporate governance practices of Crystallex International Corporation (“Corporation”) as required by National Instrument 58-101 “Disclosure of Corporate Governance Practices.”   The documents referred to in this Statement may be viewed in electronic format at www.sedar.com or the Corporation’s website at www.crystallex.com.

Board of Directors

Disclosure Concerning Director Independence

The Corporate Governance Committee has assessed the independence of each of the directors and reported the results of its assessment to the Board.  Based on the report of the Corporate Governance Committee and the application of the criteria set out in the National Instrument 52-110 “Audit Committees” as reflected in the Policy on Independence of Directors, the Board has determined that six of the eight current directors are independent: Messrs. Brown, Longden, Near, Oppenheimer, van’t Hof and Zullo.

The following sets out the directors who are not independent and describes the basis for that determination:

Robert A. Fung serves as Chair of the Board and Chief Executive Officer.  He is an employee of Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.), an investment dealer that has acted as agent or underwriter in connection with securities offerings by the Corporation and provides financial advisory services to the Corporation. Mr. Fung is not independent.

Gordon M. Thompson served as President and Chief Executive Officer of the Corporation from February 1, 2007 to June 4, 2008.  Because of his previous employment by the Corporation, Mr. Thompson is not independent.

The independent directors hold meetings or portions thereof at which non-independent directors and members of management are not present on an as needed basis and regularly hold meetings with the non-independent Chair of the Board, without management present. There was one meeting of the independent directors with the non-independent Chair present, without management present, held since the beginning of the Corporation’s most recently completed financial year. There were two independent directors-only meeting held since the beginning of the Corporation’s most recently completed financial year.

Since the Chair of the board is not an independent director, the Board has appointed Mr. van’t Hof as the lead director.  The roles and responsibilities of the lead director are:

(a)	carries out the responsibilities of the Chair in the absence of the Chair and the Vice-Chair.

(b)	works with the Chair to facilitate a Board agenda that will enable the Board to successfully carry out its responsibilities.

(c)	is available to shareholders who have concerns that cannot be addressed through the Chair or the Chief Executive Officer.

(d)	schedules, sets the agenda for and chairs separate meetings of the independent directors.

(e)	acts as the principal interface between the Chair and other directors.

(f)	provides advice and counsel to the Chair and the Chief Executive Officer.

(g)	performs such other functions as may be reasonably requested by the Board or the Chair.

A - 1

Attendance Record of Directors – 2008

Board Committees		Robert A. Fung	Gordon M. Thompson	Michael J. H. Brown	C. William Longden	Harry J. Near	Marc J. Oppenheimer	Johan C. van’t Hof	Armando F. Zullo
Board	# of meetings attended	20	17	20	19	19	18	19	20
	total # of meetings	20	20	20	20	20	20	20	20
Audit	# of meetings attended	-	-	-	3	4	-	4	-
	total # of meetings	-	-	-	4	4	-	4	-
Nominating and Compensation	# of meetings attended	-	-	3	-	1	-	2	3
	total # of meetings	-	-	3	-	1	-	2	3
Corporate Governance	# of meetings attended	-	-	2	-	-	-	-	2
	total # of meetings	-	-	2	-	-	-	-	2
Finance Risk	# of meetings attended	1	1	1	-	-	1	1	-
	total # of meetings	1	1	1	-	-	1	1	-
Environment Health Safety and Operations	# of meetings attended	1	1	1	1	-	1	-	-
	total # of meetings	1	1	1	1	-	1	-	-

The following directors of the Corporation are presently a director of another reporting issuer:

Director	Reporting Issuer	Jurisdiction(Exchange)
Michael J. H. Brown	Queenston Mining Inc. Afri-Can Marine Minerals Corporation Latin American Minerals Inc. Canary Resources Inc.	Canada (TSX) Canada (TSX-V) Canada (TSX-V) Delaware (OTC:Pink Sheets)
Johan C. van’t Hof	Tonbridge Power Inc.	Ontario (TSX-V)
Robert A. Fung	Kingsway International Holdings Limited	Bermuda (TSX)
Gordon M. Thompson	Consolidated Spire Ventures	Canada (TSX-V)

Board Mandate

The Board has adopted a Charter of the Board of Directors that, among other things, sets out the responsibilities of the Board.  The full text of the Charter of the Board of Directors is attached to this Circular as Schedule “B”.

Position Descriptions

The Board has developed a written position description for the Chair of the Board, the Chairs of each Board Committee and the Chief Executive Officer.

Orientation and Continuing Education

The Board has adopted procedures for the orientation and training of new directors. The orientation and training of new directors is overseen by the Nominating and Compensation Committee and the Corporate Governance

A - 2

Committee. New directors are typically provided with an information package concerning the Corporation, its properties and internal policies and meet with both the Board as a whole and individual directors to obtain additional information concerning the Corporation and its business.

The Corporation provides continuing education opportunities for all directors so that they can maintain or enhance their knowledge and understanding of the business of the Corporation and their responsibilities as directors. The directors receive regular briefings on recent developments in relation to corporate governance issues and financial matters from the external legal and financial advisors to the Corporation. The Board will consider requests of individual directors for approval to pursue continuing educational opportunities on a case by case basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics for all directors, officers, employees, their immediate families and where applicable, third parties engaged to represent the Corporation, which is a practical set of policies and standards intended to guide and influence behavior. The Code of Business Conduct and Ethics may be viewed in electronic format at www.sedar.com or the Corporation’s website at www.crystallex.com, or can be obtained in paper format from the Corporation at: Crystallex International Corporation, Suite 1210, 8 King Street East, Toronto, Ontario, M5C 1B5, Canada.

The Board monitors compliance with the Code through an annual compliance review with the President and Chief Executive Officer.

There have been no material change reports filed in the past year that pertain to any conduct of a director or executive officer departing from the Code.

The Board requires directors to exercise independent judgment in considering agreements and transactions by requiring regular conflict declarations.

Nomination and Compensation of Directors

The Nominating and Compensation Committee is comprised of Messrs. Brown (Chair), Zullo and Near, all of whom are independent.

As part of its mandate, the Nominating and Compensation Committee, in cooperation with the Corporate Governance Committee, is responsible for reviewing the size and effectiveness of the Board and making any recommendations for change to the Board.  The Board will then determine the specific number of directors on the Board and as required consider qualified and suitable Board candidates who can contribute to the ongoing development of the Corporation. The Board has determined that the current number of directors is appropriate for the Corporation’s current operations and enables the Board to perform its duties diligently and efficiently.

In addition, the Nominating and Compensation Committee reviews the adequacy and form of directors and officers compensation at least annually and reports any recommendations to the Board for consideration.  As part of this review, the Committee must evaluate whether the compensation realistically reflects the responsibilities and risks involved in being an effective director or officer.  The Committee also takes the state of the Corporation’s financial position into account in assessing the adequacy of the compensation. Compensation may be in the form of stock options.

Other Board Committees

In addition to the Nominating and Compensation Committee, the Board has established four other permanent committees to assist it in carrying out its responsibilities: the Audit Committee, the Corporate Governance Committee, the Finance and Risk Management Committee and the Environment, Health and Safety and Operations Committee.

Each Board committee has a charter setting out its composition, responsibilities and authority.

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Other than the Chief Executive Officer, no member of management is a member of any Board committee. Members of management attend Board and committee meetings by invitation.

The function of each Board committee is set out below.

Audit Committee

The Audit Committee is comprised of Messrs. van’t Hof (Chair), Longden and Near, all of whom are independent.

The role of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities with respect to accounting and financial reporting processes, internal financial control structure, financial risk management systems and external audit function.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Messrs. Brown (Chair) and Zullo, both of whom are independent.

The role of the Corporate Governance Committee is to assist the Board in fulfilling its responsibilities with respect to the composition and operation of the Board and Board committees and corporate governance standards and practices.

Finance and Risk Management Committee

The Finance and Risk Management Committee is comprised of Messrs. van’t Hof (Chair), Brown, Oppenheimer, Fung and Thompson, the majority of whom are independent.

The role of the Finance and Risk Management Committee is to assist the Board in fulfilling its policy and oversight responsibilities with respect to financial matters, including short- and long-term financings, issuances of securities, foreign currency, hedging and derivatives transactions, capital expenditures and long-term commitments and policies and guidelines for the investment of cash, and its oversight responsibilities with respect to non-financial risk management systems.

Environment, Health and Safety and Operations Committee

The Environment, Health and Safety and Operations Committee is comprised of Messrs. Longden (Chair), Brown, Oppenheimer, Fung and Thompson, the majority of whom are independent.

The role of the Environment, Health and Safety and Operations Committee is to assist the Board with respect to environment, health and safety matters arising out of the activities of the Corporation and to oversee the operations of the Corporation.

Assessments

The Nominating and Compensation Committee is responsible for at least annually, in cooperation with the Corporate Governance Committee, assessing the effectiveness of the Board and Board Committees and the competencies and skills of the directors and reporting the results of such assessments to the Board.

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Schedule B

CHARTER OF THE BOARD OF DIRECTORS

General

(1)	The board of directors (Board) of Crystallex International Corporation (Corporation) is responsible for supervising the management of the business and affairs of the Corporation.

(2)	The composition, responsibilities, and authority of the Board are set out in this Charter.

(3)	This Charter and the by-laws of the Corporation and such other procedures, not inconsistent therewith, as the Board may adopt from time to time shall govern the meetings and procedures of the Board.

Composition

(1)	The directors of the Corporation (Directors) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.

(2)
The Nominating and Compensation Committee annually (and more frequently, if appropriate) recommends to the Board candidates for election or appointment as Directors taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees and the competencies and skills required to enable the Board and Board committees to properly discharge their responsibilities and the competencies and skills of the current Board.

The Board approves the final choice of candidates.

The shareholders of the Corporation elect the Directors annually.

(3)	The Corporation has adopted a Policy on Independence of Directors. The purpose of the Policy is to:

(a)	set out the test that the Board will use to determine whether a Director is independent;

(b)	identify the criteria that the Board will use to assess whether a Director is independent; and

(c)	describe the disclosure that the Board will provide to shareholders of the Corporation with respect to its determination of the independence of Directors.

(4)	The Board has resolved that, commencing with the annual meeting of shareholders held in 2005, a majority of the Directors will be independent.

(5)
The Board will appoint a Chair and, if deemed appropriate, a Vice-Chair from among its members. If the Chair is not independent, the Board will designate one of the independent directors as the Lead Director. The Corporation has adopted position descriptions for the Chair, Vice-Chair and Lead Director.

(6)	The Secretary of the Corporation shall be secretary of the Board (Secretary).

Responsibilities

(1)	The Board is responsible for supervising the management of the business and affairs of the Corporation and its subsidiary entities (Crystallex Group).

(2)	In discharging their responsibilities, the Directors owe the following fiduciary duties to the Corporation:

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•	a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Corporation; and

•	a duty of care: they must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Corporation and the auditors and other professional advisors of the Corporation.

In discharging their responsibilities, the Directors are also entitled to directors and officers’ liability insurance purchased by the Corporation and indemnification from the Corporation to the fullest extent permitted by law and the constating documents of the Corporation.

(3)	The Board has specifically recognized its responsibilities for:

(a)
to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and that the Chief Executive Officer and other senior officers of the Corporation create a culture of integrity throughout the Crystallex Group;

(b)
adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation;

(c)	overseeing the identification of the principal risks of the business of the Corporation and overseeing the implementation of appropriate systems to manage these risks;

(d)	overseeing the integrity of the internal control and management information systems of the Corporation;

(e)	succession planning (including appointing, training and monitoring the senior officers of the Corporation);

(f)	adopting a disclosure policy for the Corporation; and

(g)	developing the approach of the Corporation to corporate governance.

(4)
In addition to those matters which must by law be approved by the Board, the Board oversees the development of, and reviews and approves, significant corporate plans and initiatives of the Corporation, including the annual business plan and budget, major acquisitions and dispositions and other significant matters of corporate strategy or policy.

(5)	To assist the Directors in discharging their responsibilities, the Board expects management of the Corporation to:

(h)	review and update annually (or more frequently if appropriate) the strategic plan and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;

(i)
prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget and report regularly to the Board on the Corporation’s performance against the business plan and budget; and

(j)	report regularly to the Board on the Corporation’s business and affairs and on any matters of material consequence for the Corporation and its shareholders.

Additional expectations are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings.

(6)
The Board considers that generally management should speak for the Corporation in its communications with shareholders and the public. The Corporation’s investor relations personnel are required to respond to

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inquiries from shareholders and the public after review and discussion, as appropriate, by senior management and the Board or Board committees. The Corporation’s investor relations personnel are available to shareholders by telephone, fax and e-mail. The Corporation maintains an investor relations section on its website. Presentations at investor conferences are posted promptly on the Corporation’s website. They are also available on request. The Board reviews the Corporation’s major communications with shareholders and the public.

(7)
Directors are expected to attend Board meetings, meetings of Board committees of which they are members and the annual meeting of the shareholders of the Corporation. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

(8)	Directors are expected to comply with the Code of Business Conduct and Ethics of the Corporation.

Authority

(1)	The Board is authorized to carry out its responsibilities as set out in this Charter.

(2)	The Board is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisors if it considers this appropriate.

(3)
The Board is authorized to invite officers and employees of the Corporation and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings if it considers this appropriate.

(4)
The Directors have unrestricted access to the officers and employees of the Corporation. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Corporation and will, to the extent not inappropriate, advise the Chair and the Chief Executive Officer of the Corporation of any direct communications between them and the officers and employees of the Corporation.

(5)	The Board and the Directors have unrestricted access to the advice and services of the Secretary.

(6)	The Board may delegate certain of its functions to Board committees, each of which will have its own Charter.

Meetings and Proceedings

(1)	The Board shall meet as frequently as necessary but not less than five times each year.

(2)	Any Director or the Secretary may call a meeting of the Board.

(3)
The Chair is responsible for the agenda of each meeting of the Board, including input from other Directors and the officers and employees of the Corporation as appropriate. Meetings will include presentations by management or professional advisors and consultants when appropriate and allow sufficient time to permit a full and open discussion of agenda items.

(4)
Unless waived by all Directors, a notice of each meeting of the Board confirming the date, time, place and agenda of the meeting, together with any supporting materials, shall be forwarded to each Director at least three days before the date of the meeting.

(5)
The quorum for each meeting of the Board is a majority of the Directors. In the absence of the Chair, the other Directors may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

(6)
The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.

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(7)	An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.

(8)	The independent Directors and the non-management Directors shall meet regularly alone to facilitate full communication.

Self Assessment

(1)	The Board shall regularly assess its effectiveness with a view to ensuring that the performance of the Board accords with best practices.

(2)	The Board shall annually review and update this Charter as required.

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Schedule C

COMPARISON TO CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

National Instrument 58-101F1 – Corporate Governance Disclosure, National Policy 58-201

Required Disclosure NI 58-101 Fl	Relevant Guideline from NP 58-201	Compliance
1. Board of Directors	Meaning of Independence/Composition of the Board/Meetings of Independent Directors
1(a)-(g)	2.1; 3.1; 3.2; 3.3	Yes
2. Board Mandate	Board Mandate
2(a)	3.4(a)-(g); (i), (ii)	Yes
3. Position Descriptions	Position Descriptions
3(a)-(b)	3.5	Yes
4. Orientation and Continuing Education	Orientation and Continuing Education
4(a) (i), (ii): (b)	3.6; 3.7	Yes
5. Ethical Business Conduct	Code of Business Conduct and Ethics
5(a) (i), (ii) & (iii); (c)	3.8(a)-(f); 3.9	Yes
6. Nomination of Directors	Nomination of Directors
6(a)-(c)	3.10; 3.11; 3.12(A)-(B); 3.13; 3.14(a)-(c)	Yes
7. Compensation	Compensation
7(a)-(d)	3.15; 3.16; 3.17 (a)-(c)	Yes
8. Other Board Committees
n/a	n/a	Yes
9. Assessments	Regular Board Assessments
n/a	3.18 (a)-(b)	Yes

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Document 3

CRYSTALLEX INTERNATIONAL CORPORATION
Suite 1201, 8 King Street East, Toronto, Ontario M5C 1B5
Telephone: (416) 203-2448

PROXY

This proxy is solicited by management of Crystallex International Corporation (the “Corporation”) for the annual and special meeting of shareholders of the Corporation (the “Meeting”) to be held at 9:00 a.m. (Toronto time) on Wednesday, June 24, 2009 at the Esso Theatre, Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario M5E 1X8. The undersigned shareholder of the Corporation appoints Robert A. Fung, Executive Chairman and Chief Executive Officer of the Corporation, or failing him, Hemdat Sawh, the Chief Financial Officer of the Corporation, or in place of either of them,       ________________   , as proxy of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the Meeting and any adjournment thereof. The undersigned shareholder of the Corporation also revokes any proxy previously given by the undersigned in respect of the Meeting.

1.   To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their terms of engagement and remuneration.

VOTE FOR  _____WITHHOLD FROM VOTING _____

2.   To elect as directors of the Corporation the eight individuals identified as management’s proposed nominees in the accompanying Management Information Circular of the Corporation (the “Circular”).

VOTE FOR _____WITHHOLD FROM VOTING  _____

3.   To consider and, if deemed advisable, to pass a resolution approving the Corporation’s New Incentive Share Option Plan, the full text of which resolution is set out in the accompanying Circular.

VOTE FOR _____VOTE AGAINST  _____

4.   To consider and, if deemed advisable, to pass a resolution approving the continuation of the Corporation’s Shareholder Rights Plan, as described in accompanying Circular.

VOTE FOR _____VOTE AGAINST  _____

5.   To vote in the proxyholder's discretion with respect to any amendments or variations to the foregoing matters and such other matters as may properly come before the Meeting.

Voting discretion denied ______

NOTES
1.    You may appoint a person (who need not be a shareholder) other than the persons named above as your proxy to attend and act for and on behalf of you at the Meeting by striking out the names of the persons named above and inserting the name of the other person in the blank space provided or by completing another appropriate form of proxy.

2.     Your shares will be voted in accordance with your directions, including on any ballot that may be called for at the Meeting.  If no direction is given for a particular matter, your shares will be voted “For” that matter.

3.     Unless voting discretion is denied, if any amendments or variations to the matters identified in the Notice of Annual and Special Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

4.     This proxy will not be valid unless it is signed by you or by your attorney authorized in writing.  In the case of a corporation, this proxy must be signed by a duly authorized officer or attorney of the corporation.  If this proxy is not dated, it will be deemed to bear the date on which it was mailed.

5.     This proxy ceases to be valid one year from its date.

6.    To be effective, this proxy must be deposited with CIBC Mellon Trust Company Proxy Department by mail using the return envelope accompanying the Notice of Annual and Special Meeting sent to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand delivery to CIBC Mellon Trust Company at 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6 or by facsimile to (416) 368-2502, in each case by no later than 5:00 p.m. (Toronto time) on June 22, 2009 or be deposited with the chairman of the Meeting before the commencement of the Meeting or any adjournment thereof.

DATED _______________________, 2009.

Signature of Shareholder	Name of Shareholder (please print)
Address (if new)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 21, 2009	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer